FOR IMMEDIATE RELEASE	WEDNESDAY, NOVEMBER 1, 2006

Shell Canada provides update on Tay River

Calgary, Alberta - Shell Canada announced today that the Shell Tay River Ricinus W 13-01-37-11-W5 well (Shell Canada Limited 75 per cent) that was planned to appraise the extent of the Tay structure has reached total depth. This well confirmed the presence of gas in the Leduc reef at the location but the total pay thickness was insufficient for the well to be commercial.

This appraisal well has confirmed Shell Canada’s ability to map significant structures that are technically complex; however it also highlights that reservoir thickness within these structures remains a risk. Recent pressure information from the discovery well (Shell Tay River Ricinus W 2-6-37-10 W5M) also supports that the Tay River structure is smaller than originally estimated and contains approximately 220 billion cubic feet of original raw gas in place.

The discovery well continues to produce at rates of approximately 90 million cubic feet per day and has produced over 35 billion cubic feet of raw gas since May 2005.

Although Shell Canada is not planning any additional wells on the original Tay River structure, the company continues to explore for other Leduc reef opportunities in the central Alberta region.

Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175	Media Inquiries: Jeff Mann Manager, Public Affairs - E&P (403) 691-4189

Visit Shell’s web site: www.shell.ca

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, future capital and other expenditures, drilling, development and expansion plans, construction activities, increased network efficiency, maintenance turnaround schedules, the submission of regulatory applications, the timing of investment decisions, project costs and schedules and oil and gas production levels.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, constraints on infrastructure, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, the receipt of regulatory approvals, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.